b) 11 Computation of per share earnings 12/31/2002

                   Air Test Technology, Inc.
              Weighted Average Shares Outstanding
                       December 31, 2002

Weighted Average Shares       8,400,000

Net Loss                        $ 10.293

Net Loss Per Share               $0.0012